UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

thinkorswim Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88409C105

(CUSIP Number)

thinkorswim Group Inc.

45 Rockefeller Plaza Suite 2012

New York NY 10111

Copy to:

Leslie J. Weiss

Barnes & Thornburg LLP

One North Wacker Drive

Chicago, Illinois 60606

(312) 357-1313

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The Remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP No. 88409C105

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Scott Sheridan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0%
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

thinkorswim Group Inc.

Filed by Scott Sheridan

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the Schedule 13D (the “Initial Statement”) filed by Scott Sheridan on February 23, 2007, as amended by Amendment No. 1 thereto filed on January 9, 2009 (“Amendment No. 1” and together with Initial Statement and this Amendment No. 2, the “Statement”) relating to the beneficial ownership of shares of common stock, par value $0.01 (“Common Stock) of thinkorswim Group Inc., a Delaware corporation (the “Company”). Unless otherwise indicated, capitalized terms used herein shall have the meanings set forth in the Statement. As set forth below, the Reporting Person no longer beneficially owns, or has shared power to vote or direct the vote of, any shares of the Company Common Stock and accordingly this Amendment No. 2 constitutes the final amendment to the Initial Statement and an exit filing for the Reporting Person.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On June 11, 2009, the Company consummated the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, TD AMERITRADE Holding Corporation, a Delaware corporation (“Parent”), Tango Acquisition Corporation One, a Delaware corporation and wholly-owned subsidiary of Parent, and Tango Acquisition Corporation Two, a Delaware corporation and wholly-owned subsidiary of Parent. Pursuant to the terms of the Merger Agreement, the shares of the Company Common Stock were converted into the right to receive a cash payment of $3.34 and 0.3980 shares of the common stock of Parent per share.

In addition, pursuant to the terms of an offer to exchange by the Company, the Reporting Person, on June 11, 2009, exchanged his “underwater” options with an exercise price greater than $10.50 for Company restricted stock units, which were assumed by Parent and converted into the right to receive Parent restricted stock units.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a) As a result of the consummation of the transactions contemplated by the Merger Agreement, the Reporting Person does not beneficially own any shares of Company Common Stock.

(b) As a result of the consummation of the transactions contemplated by the Merger Agreement, the Reporting Person has no sole or shared power to vote, direct the vote, dispose or direct the disposition of any shares of Company Common Stock.

(c) Except as set forth in the Statement, including Item 4 of this Amendment No. 2, the Reporting Person has not effected any transactions in the Company Common Stock during the past 60 days.

(d) Not applicable.

(e) As a result of the consummation of the transactions contemplated by the Merger Agreement, the Reporting Person ceased to be the beneficial owner of more than 5% of the shares of Company Common Stock on June 11, 2009.

Signatures.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 18, 2009

/s/ Scott Sheridan
Scott Sheridan